NEWS         from          H. L. LANZET, INC.
                                       12 Hull Street
                                       Oceanside, NY 11572
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==============================================================================
FOR IMMEDIATE RELEASE

CONTACT:  A. Lyndon-Skeggs     Tim Johnson         Herbert Lanzet/DeeDee Lanzet
          TownPages            Countrywide         H.L. Lanzet, Inc.
          011-44 1420 543468   011-44 1295 224400  212-687-0061
                                                   Lanzet@aol.com

        TOWNPAGES (TPN) TO CREATE AN ONLINE PORTRAIT OF THE UK WITH $4.5
                  MILLION ACQUISITION OF RASMUSSEN RESEARCH

ALTON, England, October 25, 1999---TownPagesNet.com plc [AMEX:TPN] which is building a national network of 3,500 free-access on-line information kiosks across the UK, has acquired the US-based polling and market research firm Rasmussen Research Inc. for $4.5 million of TPN stock.

Rasmussen Research has created a breakthrough vehicle for gauging public opinion by its innovative automated polling system and Internet service which allows everyone to find the answers - instantly. The automated polling system can instantly indicate responses to queries related to politics, sports, entertainment, current events etc.

Based in Waxhaw, North Carolina, Rasmussen Research was founded by Scott Rasmussen in 1995. The company has used its proprietary Rasmussen Automated Polling System (RAPS) and sophisticated computer program to conduct automated telephone interviews with more than one million American citizens - all at a fraction of the time and cost of traditional operator-assisted surveys.

In addition to providing customized reports for clients, Rasmussen Research makes its polling data available on its Portrait of America website (www.PortraitofAmerica.com), which features breaking news stories, along with live topics from the worlds of sport, business, and entertainment.

"The deal with TownPages gives us the chance to build on our US operation and expand internationally," said Scott Rasmussen. "Plans are already underway for a new UK website (www.PortraitoftheUK.com) which will present the pulse of Britain online." Set to launch in 2000, the UK site will be available both on the Internet and through the fast-growing network of TownPages free-access online information kiosks.

UK companies will be able to use the automated opinion polling service to measure customer satisfaction or the effectiveness of specific advertising campaigns. Political organizations, professional bodies and media clients will be able to commission fast-response surveys on a wide range of issues or current events.

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"Working together, TownPages(R) and Rasmussen Research will create a very effective means of measuring and publicising, the views and aspirations of modern Britain," commented TownPages(R) Chief Operating Officer Stephen Hall. "Rasmussen has the technology for gathering, collating and interpreting the data, and TownPages(R) is building the perfect infrastructure for conducting the polls and publishing the results - our national network of free-access Internet-driven kiosks."

TownPages(R) offers local and national information both through its Internet website (www.TownPages.co.uk) and its information kiosks. The `Go Local' section offers detailed information on 1,300 UK towns and cities, while the `Go National' section includes a wide variety of Channels on subjects such as Sports, Travel, Cars, Property and Recruitment.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements that are subject to risks and uncertainties including, but not limited to, the impact of competitive products and pricing, product demand and market acceptance, reliance on key strategic alliances, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.

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